UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                        Provident Bankshares Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                     Common
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    743859100
--------------------------------------------------------------------------------
                                 (CUSIP Number)

      H. Jerry Shearer P. O. Box 7574, Columbia, S.C. 29202 (803) 749-7888
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                February 19, 2001
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240, 13d-(e), (f) or (g), check the following box
[ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedules, including all exhibits, should be filed with the Commission. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO.  743859100                                          PAGE  2  OF  18


1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Jerry Zucker
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [X]
                                                                    (b) [ ]

--------------------------------------------------------------------------------
3.   COMMISSION USE ONLY

--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS*

       PF, OO
--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)                                                       [ ]

--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     USA
--------------------------------------------------------------------------------
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.   SOLE VOTING POWER

     -0-
--------------------------------------------------------------------------------
8.   SHARED VOTING POWER

     -0-
--------------------------------------------------------------------------------
9.   SOLE DISPOSITIVE POWER

     -0-
--------------------------------------------------------------------------------
10.  SHARED DISPOSITIVE POWER

     -0-
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     -0-
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     -0-
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP NO.  743859100                                          PAGE  3  OF   18

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Jerry Shearer
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [X]
                                                                    (b) [ ]

--------------------------------------------------------------------------------
3.   COMMISSION USE ONLY

--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS*

     PF, 00
--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)                                                       [ ]

--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     USA
--------------------------------------------------------------------------------
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.   SOLE VOTING POWER

     -0-
--------------------------------------------------------------------------------
8.   SHARED VOTING POWER

     -0-
--------------------------------------------------------------------------------
9.   SOLE DISPOSITIVE POWER

     -0-
--------------------------------------------------------------------------------
10.  SHARED DISPOSITIVE POWER

     -0-
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     -0-
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     -0-
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP NO.  743859100                                          PAGE  4  OF   18

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Mid-Atlantic Investors
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [X]
                                                                    (b) [ ]

--------------------------------------------------------------------------------
3.   COMMISSION USE ONLY

--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS*

     WC, 00
--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)                                                       [ ]

--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     USA
--------------------------------------------------------------------------------
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.   SOLE VOTING POWER

     -0-
--------------------------------------------------------------------------------
8.   SHARED VOTING POWER

     -0-
--------------------------------------------------------------------------------
9.   SOLE DISPOSITIVE POWER

     -0-
--------------------------------------------------------------------------------
10.  SHARED DISPOSITIVE POWER

     -0-
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     -0-
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     -0-
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP NO.  743859100                                          PAGE  5  OF   18

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Mid-Atlantic Partners, L.P.
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [X]
                                                                    (b) [ ]

--------------------------------------------------------------------------------
3.   COMMISSION USE ONLY

--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS*

     WC, 00
--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)                                                       [ ]

--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     USA
--------------------------------------------------------------------------------
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.   SOLE VOTING POWER

     -0-
--------------------------------------------------------------------------------
8.   SHARED VOTING POWER

     -0-
--------------------------------------------------------------------------------
9.   SOLE DISPOSITIVE POWER

     -0-
--------------------------------------------------------------------------------
10.  SHARED DISPOSITIVE POWER

     -0-
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     -0-
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     -0-
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP NO.  743859100                                          PAGE  6  OF   18

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Shearer Enterprises, Inc.
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [X]
                                                                    (b) [ ]

--------------------------------------------------------------------------------
3.   COMMISSION USE ONLY

--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS*

     WC, 00
--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)                                                       [ ]

--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     USA
--------------------------------------------------------------------------------
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.   SOLE VOTING POWER

     -0-
--------------------------------------------------------------------------------
8.   SHARED VOTING POWER

     -0-
--------------------------------------------------------------------------------
9.   SOLE DISPOSITIVE POWER

     -0-
--------------------------------------------------------------------------------
10.  SHARED DISPOSITIVE POWER

     -0-
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     -0-
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     -0-
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON*

     CO
--------------------------------------------------------------------------------

Item 1.     Security and Issuer

     Common stock of Provident Bankshares Corporation, 114 East Lexington Street, Baltimore, Maryland 21202 (the "Issuer").

Item 2.     Identity and Background

     Mid-Atlantic Investors ("Mid-Atlantic") is a general partnership organized under the laws of the state of South Carolina for the purpose of investing in financial institutions. Its address is Post Office Box 7574, Columbia, South Carolina 29202. Messrs. Zucker and Shearer are the partners of Mid-Atlantic. Mid-Atlantic has not, during the last five years, been convicted in a criminal proceeding or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, state or federal securities laws or finding any violation with respect to such laws.

         Mid-Atlantic Partners, L.P., ("M-A Partners") is a limited partnership organized under the laws of South Carolina for the purpose of investing in financial institutions and other investments. Its address is Post Office Box 7574, Columbia, South Carolina 29202. Mid-Atlantic is the general partner of M-A Partners. M-A Partners has not, during the last five years, been convicted in a criminal proceeding or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, state or federal securities laws or finding any violation with respect to such laws.

         Shearer Enterprises, Inc., ("SEI") is a corporation organized under the laws of the state of South Carolina. Its address is 289 Hunters Blind Drive, Columbia, South Carolina 29212. Its principal business is investing in securities. SEI has not, during the last five years, been convicted in a criminal proceeding or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, state or federal securities laws or finding any violation with respect to such laws.

     Jerry Zucker is a natural person who resides at 16 Buckingham Drive, Charleston, South Carolina 29407. Mr. Zucker's principal occupation is as the chief executive officer of The InterTech Group, Inc., Post Office Box 5205, North Charleston, South Carolina 29406. Mr. Zucker has not, during the last five years, been convicted in a criminal proceeding or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, state or federal securities laws or finding any violation with respect to such laws. Mr. Zucker is a citizen of the State of South Carolina and the United States of America.

     H. Jerry Shearer is a natural person residing at 289 Hunters Blind Drive, Columbia, South Carolina 29212. His principal occupation is as managing partner of Mid-Atlantic. Mr. Shearer has not, during the last five years, been convicted in any criminal proceeding or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Shearer is a citizen of the State of South Carolina and the United States of America.

Item 3.     Source and Amount of Funds or Other Consideration

     The shares of common stock as to which this filing relates were sold on February 19, 2001. See Exhibit (c) attached hereto.


Item 4.     Purpose of Transaction

     The purpose of the acquisition of the securities by Mid-Atlantic, M-A Partners, SEI and Messrs. Shearer and Zucker was for investment and to take actions which may enhance the value of the securities as an investment. The shares of common stock as to which this filing relates were sold on February 19, 2001. See Exhibit (c) attached hereto.

Item 5.     Interest in Securities of the Issuer

     On February 19, 2001,M-A Partners, Mid-Atlantic, and Mr. Zucker sold all of the shares of the Issuer's common stock owned by them. See Exhibit (c) attached hereto.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     See Exhibit (c) attached hereto.

Item 7. Material to be Filed as Exhibits

     (a) Copy of the written agreement relating to the filing of joint acquisition statements.*

     (b)  Power of Attorney.*

     (c)  Stock Purchase Agreement.
--------------
*Previously filed

                                   Signatures

     After reasonable inquiry and to the best of my knowledge and belief, I certify the information set forth in this amended statement is true, complete and correct.

                                             MID-ATLANTIC INVESTORS,  for itself
                                             and  as  General  Partner  of  MID-
                                             ATLANTIC PARTNERS, L.P.

                                                   /s/Jerry Zucker*
                                              By:_______________________________
Date: February 20, 2001                            Jerry Zucker, Partner


                                                    /s/H. Jerry Shearer
                                              By:_______________________________
Date: February 20, 2001                             H. Jerry Shearer, Partner


                                              SHEARER ENTERPRISES, INC.

Date:  February 20, 2001
                                                    /s/H. Jerry Shearer
                                              By:_______________________________
                                                     H. Jerry Shearer
                                                     President


                                                   /s/Jerry Zucker*
                                              ----------------------------------
Date: February 20, 2001                            Jerry Zucker


                                                    /s/H. Jerry Shearer
                                              ----------------------------------
Date: February 20, 2001                            H. Jerry Shearer

                                              *by H. Jerry Shearer
                                              Attorney-in-fact

                                                                     Exhibit (c)

                                                                  EXECUTION COPY


     STOCK PURCHASE AGREEMENT (this "Agreement"), dated as of February 19, 2001 between Provident Bankshares Corporation, a Maryland corporation (the "Purchaser"), on the one hand and Mid-Atlantic Investors, a South Carolina general partnership ("M-A Investors"), Mid-Atlantic Partners, L.P., a South Carolina limited partnership ("M-A Partners"), Shearer Enterprises, Inc., a South Carolina corporation ("SEI"), Jerry Zucker, a natural person and resident of South Carolina ("JZ"), and H. Jerry Shearer, a natural person and resident of South Carolina ("JS" and, together with M-A Investors, M-A Partners, SEI and JZ, the "Sellers" and each a "Seller") on the other hand.

     WHEREAS, each Seller owns that number of the issued and outstanding shares of common stock, par value $1.00 per share ("Common Shares"), of Purchaser, set forth opposite his or its name on Schedule A hereto (such Seller's "Contract Shares");

     WHEREAS, the Purchaser desires to purchase from each Seller, and each Seller desires to sell to the Purchaser, all of such Seller's Contract Shares on the terms and subject to the conditions set forth herein;

     NOW THEREFORE, the Purchaser and each Seller agree as follows:


SECTION 1.   Purchase and Sale of the Contract Shares.

(a) Subject to the terms and conditions of this Agreement, including the accuracy of the representations and warranties set forth herein, the Purchaser agrees to purchase from each Seller, and each Seller agrees to sell to the Purchaser, 75% of such Seller's Contract Shares at the Closing (as defined below). A Seller's Contract Shares transferred or to be transferred at the Closing are hereinafter referred to as such Seller's "Closing Contract Shares".

(b) Subject to the terms and conditions of this Agreement, including the accuracy of the representations and warranties set forth herein, the Purchaser agrees to purchase from each Seller, and each Seller agrees to sell to the Purchaser, the remaining 25% of such Seller's Contract Shares at the Second Closing (as defined below). A Seller's Contract Shares transferred or to be transferred at the Second Closing are hereinafter referred to as such Seller's "Second Closing Contract Shares".

(c) The purchase price for the Contract Shares is $23.8568387 per Contract Share (the "Share Price"). In addition, at the Second Closing, the Purchaser shall pay each Seller a carrying charge (the "Carrying Charge") in an amount equal to the product of (i) the amount such Seller is receiving at the Second Closing for such Seller's Second Closing Contract Shares, (ii) 0.07625 and (iii) a quotient, the numerator of which is equal to the number of days elapsed from February 23, 2001 to the Second Closing (which, if the Second Closing occurs on March 15, 2001, shall be 20) and the denominator of which is equal to 365.

(d) At the Closing and the Second Closing, each Seller shall deliver to the Purchaser, in a form and in a manner reasonably acceptable to the Purchaser, all of such

Seller's Closing Contract Shares and Second Closing Contract Shares, respectively, being sold at such time, free and clear of all liens, pledges, charges, equities, claims or other encumbrances, together with any further documents or instruments, including, if appropriate, stock powers duly endorsed in blank or stock transfer stamps affixed thereto, or certificates from broker-dealers previously holding liens on such shares or holding such shares for a Seller, reasonably requested by the Purchaser.

(e) At the Closing and the Second Closing, the Purchaser shall pay by wire transfer to each Seller an amount equal to the Share Price multiplied by the number of such Seller's Closing Contract Shares and Second Closing Contract Shares, respectively, being sold at such time, and, at the Second Closing, the Carrying Charge.


SECTION 2.  The Closing and the Second Closing.

(a) The Closing shall occur at 10:00 a.m. on February 23, 2001.

(b) Upon payment by the Purchaser to each Seller of the Share Price for such Seller's Closing Contract Shares and delivery by each Seller of its Closing
Contract Shares to the Purchaser the Closing shall have occurred and the purchase and sale of the Sellers' Closing Contract Shares shall be deemed to be complete.

(c) The Second Closing shall occur at 10:00 a.m. on March 15, 2001.

(d) Upon payment by the Purchaser to each Seller of the Share Price for such Seller's Second Closing Contract Shares and the Carrying Charge and delivery by each Seller of its Second Closing Contract Shares to the Purchaser the Second Closing shall have occurred and the purchase and sale of the Sellers' Second Closing Contract Shares shall be deemed to be complete.

SECTION 3. Standstill. Each Seller hereby covenants to and agrees with the Purchaser that for a period of three years from the date of this Agreement, such Seller will not, and shall cause his or its affiliates, officers, directors, employees, counsel, investment bankers, consultants and other representatives (such persons being generally referred to herein as "Representatives") not to (and such Seller and his or its affiliates and their respective Representatives will not assist or form a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), act in concert or participate with or encourage other persons to), directly or indirectly, (i) acquire or offer to acquire, seek, propose or agree to acquire, by means of a purchase, tender or exchange offer, business combination or in any other manner, beneficial ownership of any Common Shares or other securities of the Purchaser, including rights or options to acquire such ownership, (ii) seek or propose to influence, advise, change or control the management, Board of Directors, governing instruments or policies or affairs of the Purchaser in any way, including, without limitation, by means of a solicitation of proxies (as such terms are defined in Rule 14a-1 of Regulation 14A promulgated pursuant to
Section 14 of the Exchange Act, disregarding clause (iv) of Rule 14a-1(l)(2) and including any otherwise exempt solicitation pursuant to Rule 14a-2(b)(1)), or by means of the submission or promotion or other support of any "proposal", including any proposals as defined in Rule 14a-8 of such Regulation 14A (and hereby irrevocably withdraws any and all pending proposals submitted by or on behalf of such Seller prior to the execution and delivery of this Agreement) and (iii) seek or propose to influence, advise or direct the vote of any holder of Common Shares or other securities of the Purchaser.

     The term "person" as used in this Agreement shall be broadly interpreted to include, without limitation, the media and any corporation, company, group, partnership or individual. The term "affiliate" as used in this Agreement shall have the meaning ascribed to such term in Rule 12b-2 of the General Rules and Regulations under the Exchange Act.


SECTION 4. Confidentiality. Each Seller hereby covenants to and agrees with the Purchaser that neither such Seller nor any of his or its affiliates or their respective Representatives shall, directly or indirectly, make any statement or otherwise make any disclosure, directly or indirectly, regarding the Purchaser or its subsidiaries or the negotiations or discussions relating to this Agreement or this Agreement; provided, that a Seller may make (i) a disclosure to the extent that such disclosure is required by law, so long as, to the extent practicable, (x) such Seller provides prompt advance written notice to the Purchaser and (y) such Seller cooperates with the Purchaser, each in good faith, in agreeing upon the language of such disclosure; and (ii) a statement the purpose of which is to correct any statement of Purchaser specifically regarding any Seller that is disparaging to the integrity, character or business of such Seller.


SECTION 5. Representations and Warranties of each Seller. The Sellers hereby represent and warrant, jointly and severally, to the Purchaser as of the date of this Agreement, the Closing and the Second Closing as follows:

(a) Seller, in the case of M-A Investors, M-A Partners and SEI, is duly organized and is validly existing under the laws of South Carolina.

(b) Seller has the requisite capacity, power and authority to enter into this Agreement and to consummate the transactions contemplated hereby.

(c) The execution and delivery of this Agreement by Seller and the sale and delivery of the Contract Shares hereunder have been duly authorized by all necessary actions on the part of such Seller and any necessary third party (including any consultation, approval or other action by or with any other person or governmental entity), and will not conflict with or result in a breach or violation of any of the terms or provisions of its certificate of incorporation or by-laws (if it is a corporation) or equivalent constituent documents or result in the breach or violation of any of the terms or provisions of, or constitute a default under, any indenture, mortgage, deed of trust, loan agreement or any other agreement or instrument to which it is a party or by which it is bound or to which any of its properties or assets is subject, nor will any such action result in any violation of the provisions of any statute or any order, rule or regulation of any court or governmental agency or body having jurisdiction over it or its property.

(d) This Agreement has been duly executed and delivered by Seller and constitutes a valid and binding obligation of Seller, enforceable against the Seller in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors' rights and to general equity principles (regardless of whether enforcement is sought in a proceeding in equity or at law).

(e) Such Seller has record and beneficial ownership of and good and valid title to such Seller's Contract Shares, and except in connection with a margin loan that will be repaid with the proceeds from the sale of the Closing Contract Shares at the Closing and the sale of the Second Closing Contract Shares at the Second Closing, such ownership and title are free and clear of all liens, pledges, charges, equities, claims or other encumbrances.

(f) Upon delivery of the Closing Contract Shares and Second Closing Contract Shares hereunder and payment therefor pursuant hereto, good and valid title to such Closing Contract Shares and Second Closing Contract Shares, as the case may be, free and clear of all liens, pledges, charges, equities, claims and encumbrances, will pass to the Purchaser.

(g) Such Seller beneficially owns only those Common Shares identified as Contract Shares with respect to such Seller on Schedule A hereto, and such Seller holds no other securities of Purchaser other than such Contract Shares.

(h) Seller is not participating with any other person, other than the other Sellers, in any "group", as such term is used in Rule 13D under the Exchange Act, with respect to any security of Purchaser.

(i) There is not pending or, to Seller's knowledge, threatened against Seller any action, suit or proceeding at law or in equity before any court, tribunal, governmental body, agency or official or any arbitrator that might affect the legality, validity or enforceability against such Seller of this Agreement or such Seller's ability to perform such Seller's obligations hereunder.

(j) No person or entity acting on behalf or under the authority of Seller is or will be entitled to any broker's, finder's, or similar fee or commission in connection with the transactions contemplated by this Agreement, except for such fees or commissions as shall be paid by the Sellers.


SECTION 6. Representations and Warranties of the Purchaser. The Purchaser represents and warrants to each of the Sellers as of the date of this Agreement, the Closing and the Second Closing as follows:

(a) Purchaser is duly organized and is validly existing under the laws of Maryland.

(b) Purchaser has the requisite power and authority to enter into this Agreement and to consummate the transactions contemplated hereby.

(c) The execution and delivery of this Agreement by Purchaser has been duly authorized by all necessary actions on the part of such Purchaser and any necessary third party (including any consultation, approval or other action by or with any other person or governmental entity), and will not conflict with or result in a breach or violation of any of the terms or provisions of its certificate of incorporation or by-laws or result in the breach or violation of any of the terms or provisions of, or constitute a default under, any indenture, mortgage, deed of trust, loan agreement or any other agreement or instrument to which it is a party or by which it is bound or to which any of its properties or assets is subject, nor will any such action result in any violation of the provisions of any statute or any order, rule or regulation of any court or governmental agency or body having jurisdiction over it or its property.

(d) This Agreement has been duly executed and delivered by Purchaser and constitutes a valid and binding obligation of Purchaser, enforceable against the Purchaser in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors' rights and to general equity principles (regardless of whether enforcement is sought in a proceeding in equity or at law).

(e) There is not pending or, to Purchaser's knowledge, threatened against Purchaser any action, suit or proceeding at law or in equity before any court, tribunal, governmental body, agency or official or any arbitrator that might affect the legality, validity or enforceability against it of this Agreement or its ability to perform its obligations hereunder.

(f) No person or entity acting on behalf or under the authority of Purchaser is or will be entitled to any broker's, finder's, or similar fee or commission in connection with the transactions contemplated by this Agreement.


SECTION 7.        Miscellaneous.

(a) Entire Agreement. This Agreement constitutes the entire agreement and understanding among the Purchaser and each of the Sellers with respect to the subject matter hereof and supersedes all other prior agreements, understandings and arrangements, whether oral or written, among the parties hereto.

(b) Expenses. Each party hereto shall be responsible for and shall pay its own costs and expenses, including attorneys' fees and accountants' fees and expenses, incurred in connection with the negotiation, execution and delivery of this Agreement. Each Seller shall pay any transfer taxes imposed on transferors payable in connection with the sale of his or its

Contract Shares to be sold by him or it hereunder.

(c) Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York applicable to contracts made and to be performed in such State without regard to the conflict of law principles thereof.

(d) Successors and Assigns. This Agreement shall benefit and bind the successors and permitted assigns of the parties hereto. Any assignment of this Agreement by any party without the prior written consent of each of the other parties shall be void ab initio.

(e) Amendments. This Agreement may only be amended or modified by a written instrument signed by the Purchaser and each of the Sellers.

(f) Waivers. No waiver of any provision of this Agreement by any party shall be deemed to be a continuing waiver of any provision of this Agreement by such party.

(g) Equitable Relief. The parties hereby expressly recognize and acknowledge that immediate, extensive and irreparable damage would result in the event the Sellers' covenants and agreements in this Agreement are not specifically enforced. Therefore, in addition to, and not in limitation of, any other remedy available to the Purchaser, the respective rights of the Purchaser and obligations of the Sellers shall be enforceable in a court of equity by decree of specific performance and appropriate injunctive relief may be applied for and granted in connection therewith.

(h) Counterparts; Delivery. This Agreement may be executed in any number of separate counterparts, each such counterpart being deemed to be an original instrument, and all such counterparts shall together constitute the same agreement. Delivery may be effected via facsimile.

     IN WITNESS WHEREOF, the Purchaser and each Seller have executed this Agreement below.


                                     PROVIDENT BANKSHARES CORPORATION


                                    By: ----------------------------------------
                                         Name: Gary N. Geisel
                                         Title:  President and Chief Operating
                                                 Officer


                                     MID-ATLANTIC INVESTORS


                                     By: ---------------------------------------
                                            Name:
                                            Title:


                                     MID-ATLANTIC PARTNERS, L.P.

                                     By:  --------------------------------------
                                            Name:
                                            Title:


                                     SHREARER ENTERPRISES, INC.

                                     By:  --------------------------------------
                                            Name:
                                            Title:



                                     -------------------------------------------
                                                       Jerry Zucker



                                     -------------------------------------------
                                                       H. Jerry Shearer

                                   SCHEDULE A



        Seller                                              Contract Shares
        ------                                              ---------------

        Mid-Atlantic Investors                                   414,251

        Mid-Atlantic Partners, L.P.                              438,506

        Shearer Enterprises, Inc.                                      0

        Jerry Zucker                                             554,400

        H. Jerry Shearer                                               0